Filed by Patterson-UTI Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Seventy Seven Energy Inc.

Commission File No.: 000-55669

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EDITED TRANSCRIPT

PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

EVENT DATE/TIME: DECEMBER 13, 2016 / 04:00PM GMT

OVERVIEW:

PTEN announced that it has entered into a definitive merger agreement with Seventy Seven Energy Inc. The transaction values Seventy Seven Energy Inc. at approx. $1.76b, assuming issuance of 49.6m shares of PTEN common stock at closing price on 12/12/16, plus approx. $336m of Seventy Seven Energy Inc.’s debt net of cash and warrant proceeds.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

CORPORATE PARTICIPANTS

Mark Siegel Patterson-UTI Energy Inc. - Chairman

Andy Hendricks Patterson-UTI Energy Inc. - President & CEO

John Vollmer Patterson-UTI Energy Inc. - SVP - Corporate Development, CFO & Treasurer

CONFERENCE CALL PARTICIPANTS

Sean Meakim JPMorgan - Analyst

Marshall Adkins Raymond James & Associates, Inc. - Analyst

James Wicklund Credit Suisse - Analyst

Michael LaMotte Guggenheim Securities LLC - Analyst

Waqar Syed Goldman Sachs - Analyst

Matthew Marietta Stephens Inc. - Analyst

Ole Slorer Morgan Stanley - Analyst

Dan Boyd BMO Capital Markets - Analyst

Brad Handler Jefferies LLC - Analyst

Andrew Storm Cortina Asset Management - Analyst

Andrew Cosgrove Bloomberg Intelligence - Analyst

Jason Wangler Wunderlich Securities, Inc. - Analyst

Chase Mulvehill Wolfe Research - Analyst

Vaibhav Vaishnav Cowen and Company - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Patterson-UTI Energy merger with Seventy Seven Energy conference call.

(Operator instructions)

And as a reminder this conference is being recorded. I would now like introduce your host for today’s conference, Mr. Mark Siegel, Chairman. Sir, you may begin.

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Thanks, Amanda. Good morning and welcome to Patterson-UTI’s conference call to discuss the merger agreement with Seventy Seven Energy. We are pleased you are able to join us today.

I will start by briefly reviewing the proposed transaction and then I will turn the call over to Andy Hendricks who will share some detailed comments, and then I will provide some closing remarks. During this conference call, we will be making reference to slides displayed in the webcast and also available in the Investors section of our website. Before we proceed, though, I need to tell you that you will systematically find several pages of disclaimers at the front end of any communications relating to this merger.

With that, let me say that we are very excited to announce this transaction. We have always held Seventy Seven Energy in high regard and strategically their company is very complementary to our own.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Seventy Seven Energy is a company that came out of the Chesapeake which invested heavily in very high quality people, assets, and facilities. This merger solidifies our position as a leader in both high-spec drilling rigs and modern pressure pumping equipment, and we expect to benefit from both greater scale and cost synergies in both businesses.

Both Patterson-UTI and Seventy Seven are unique in having large scale operations in both businesses, again, making this transaction a unique strategic fit for Patterson-UTI. The transaction started with Patterson approaching the board of Seventy Seven, and with their permission, approaching the company’s three largest shareholders in late August and early September.

A negotiation ensued that focused on the relative value of the assets of the two companies, with detailed attention paid to understanding both the drilling and pressure pumping equipment. Ultimately, both companies agreed that the shareholders of Seventy Seven would receive approximately 25% of the equity of the combined company. We believe that with our larger and more diverse customer base, we will be able to better utilize the Seventy Seven drilling and pressure pumping assets.

Turning to slide 5, this merger is expected to close late in the first quarter of 2017. I am pleased that the terms of the merger agreement were unanimously approved by the boards of directors of both companies.

Additionally, we have entered into a voting agreement with the three largest shareholders of Seventy Seven Energy, who collectively represent more than 50% of the outstanding common stock of Seventy Seven Energy. Under the terms of the agreement, Patterson-UTI will acquire all of the issued and outstanding common stock of Seventy Seven Energy, in exchange for approximately 49.6 million shares of common stocks of Patterson-UTI. The aggregate number of shares that Patterson-UTI common stock is subject to downward adjustment, if certain in-the-money Seventy Seven Energy warrants are exercised on a net share basis.

The transaction value of Seventy Seven Energy at approximately $1.76 billion, which assumes the issuance of 49.6 million shares of Patterson-UTI common stock at yesterday’s closing price, plus approximately $336 million of Seventy Seven’s debt, net of cash and warrant proceeds. All of Seventy Seven Energy’s debt is expected to be repaid after closing of the transaction.

Turning to slide 6, we have the financial resources to repay Seventy Seven Energy’s debt through a combination of cash on hand, borrowings under our $500 million revolving credit facility which is currently undrawn, and through a new $150 million standby credit facility arranged in connection with the transaction. While we have the financial resources, we expect to issue additional equity in connection with the closing of this transaction, in order to maintain Patterson-UTI’s historically conservative capital structure. This transaction is subject to customary regulatory approvals, stockholder approval of both companies, and other customary conditions.

Turning to slide 7, we expect to achieve synergies in excess of $50 million, primarily related to organizational, supply chain, and corporate efficiencies, and infrastructure optimization. Excluding transaction costs, we expect that the merger will be accretive to cash flow per share.

With that, I’ll now turn the call over to Andy.

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

Thanks, Mark. Turning to slide 8, I like this picture as it illustrates who we are and what we do. Patterson-UTI Energy is a leading provider of contract drilling and pressure pumping services.

This picture, taken up in Appalachia, illustrates one of our drilling rigs drilling a well on the pad to the left, while one of our pressure pumping spread completes the well on the pad to the right. This exposure to both drilling and pressure pumping positions us well, given changing market fundamentals and a greater focus by our customers on longer laterals with greater completion intensity. And it also makes us unique as we have very few peers with significant exposure to both of these key businesses for a US recovery.

Turning to slide 9, Patterson-UTI’s contract drilling has accounted for a little more than 60% of our revenues through the first three quarters of this year. We are a high quality land driller with a fleet of 161 APEX rigs. We were the first land drillers to introduce walking rig technology into the lower 48, and we have a large geographic footprint across the oil and natural gas producing basins in North America.

The picture on the right of the slide is one of our new APEX-XK 1500s. This rig is designed for enhanced X-Y mobility and is capable of walking on a pad from one well to another with a full a set-back of pipe in the mast.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Turning to slide 10, the merger with Seventy Seven Energy will further solidify our position as one of the top three contract drillers in the US. Seventy Seven Energy’s drilling fleet includes 40 high-spec drilling rigs, of which 28 are their new fit-for-purpose PeakeRigs. 93% of their high-spec rigs are pad-capable, which enhances our pad-capable position.

We believe their fleet has exceptional quality assets like our fleet, which will further enhance our ability to provide exceptional quality service. The picture on the right is one of Seventy Seven Energy’s new PeakeRigs. Similar to our APEX-XKs, we believe the PeakeRig to be one of the newest and freshest rig designs in the market, with all 28 delivered since 2012.

In addition bidirectional walking systems, the PeakeRig comes with a high pressure circulating system which is currently in strong demand. While the [mast and sub] of the PeakeRig are different than the APEX rig, many of the remaining components are similar to those used in our APEX rigs.

Slide 11 illustrates our combined high-spec rig fleet. With 161 APEX rigs and 40 high-spec rigs from Seventy Seven Energy, following this transaction, we will have 201 high-spec rigs in our fleet. This fleet would be well suited for multi-well pad drilling, with 78% of the combined fleet being pad-capable. And if customer demand warrants, we can continue to upgrade rigs.

Turning to slide 12, the combined company will be one of the most active drilling companies in the lower 48, with drilling rigs in all of the major oil and natural gas basins. Patterson-UTI currently has 71 rigs generating revenue, and Seventy Seven has 53. This merger enhances our position in both mid-continent and West Texas, two markets that are experiencing activity growth as the rig count recovers.

Turning to slide 13, Warrior, the rig technology products and services division of Patterson-UTI Energy, designs, manufactures, and services high-spec rig components, with a recent focus on top drive technology. We are very excited about their new 500 ton top drive, as we believe that compared to similar size top drives in the industry, the Warrior top drive generates higher torque and has greater redundancy.

We are currently in the process of expanding Warrior’s top drive service centers in the US. We plan to transition the maintenance and recertification of our fleet of top drives to this facility, which should provide a more efficient and cost effective solution.

Turning now to pressure pumping and looking at slide 14, Patterson-UTI’s pressure pumping revenues comprised more than a third of our revenues through the first three quarters of this year. We have been in the pressure pumping business for more than 35 years, and have built a strong reputation for regional knowledge and efficient operations.

We have a high quality fleet of more than 1,000,000 modern fracturing horsepower. Additionally, we offer other pressure pumping services including cementing, acidizing, and nitrogen services, with an additional 86,000 non-fracturing horsepower. We also offer in-house laboratory services to support these operations.

Geographically, we have maintained a concentrated footprint to generate greater economies of scale. This combination will once again further enhance our scale. As completion designs continue to change and more sand is pumped per well, the logistical challenges associated with not only sourcing the sand but transporting it to the well site has increased.

We have many current frac designs using more than 10,000,000 pounds of sand. Approximately 44 railcars are needed for each well to transport that sand from the mine, and more than 200 truckloads are needed to move the sand from the rail facility to the well site.

Having scale in our basins allow us to more efficiently and cost effectively handle the increasing logistical challenges from increased completion intensity and greater drilling activity. The photo on the right was taken at one of our jobs in South Texas where we actually had two spreads on one location, simultaneously fracing two wells and monitoring for interference between the two wells.

Turning to slide 15, Seventy Seven Energy also has a modern fleet of fracturing horsepower, with approximately 90% of the fleet added within the past five years. Additionally, they also have high quality facilities with access to rail transload locations.

On slide 16 we illustrate that the combined fleet will have more than 1.5 million horsepower. The majority of this horsepower is quintuplex, and well suited for fracturing unconventional shale and carbonate resource plays. Additionally, we will also have some modern triplex pumps as well.

While there has been a lot of discussion in the industry about whether all of the nominal pressure pumping horsepower could be reactivated, we believe that following the merger, we will easily be a top five player in the US, and maybe rank even higher if certain nominal horsepower is not able to be reactivated.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Turning to slide 17, Patterson’s focus remains in both Appalachia and Texas where we will continue to benefit from the strong regional knowledge we have in these markets. This transaction will also expand our geographic footprint into the mid-continent region with horsepower facilities capable of serving the popular scoop and stack plays.

Turning to slide 18, with this transaction, Patterson-UTI will have a new product line through Seventy Seven Energy’s oilfield rentals business. This business offers a diverse line of equipment and onsite services that complement drilling and pressure pumping operations.

Rental tools including downhole tubular products such as high torque premium connection drill pipe, drill collars, and tubing, as well as surface rental equipment including blowout preventers, frac tanks, and mud tanks. Onsite services include water transfer services, air drilling services, and flow back and pressure control.

Turning to slide 19, Patterson-UTI has sufficient liquidity to repay Seventy Seven Energy’s indebtedness. In addition to cash on hand, we have a $500 million revolving line of credit which is currently undrawn. This revolver is subject to a borrowing base, and our current borrowing base is $500 million.

In addition, we have secured a three-year $150 million unsecured bridge financing facility. We currently do not have any bank term debt and we have no term debt maturities before October 2020.

With that, I will now turn the call back to Mark for his concluding remarks.

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Thanks, Andy. Turning to slide 20, we believe this transaction offers an opportunity to deliver additional value to our shareholders. The two companies are very complementary, giving us greater size and scale in both drilling and pressure pumping.

Both the high-spec drilling and pressure pumping fleets are highly marketable and should be in demand as market conditions continue to improve. We also expect to be able to drive material cost synergies and efficiencies through organizational, supply chain, and corporate efficiencies, as well as through infrastructure optimization.

Lastly, I’d like to thank the hard working dedicated employees of Patterson-UTI. Until the merger closes, which we expect to occur late in the first quarter of 2017, the operations of Patterson-UTI and Seventy Seven Energy will continue to operate independently. In the meantime, the top priority of our employees must be, as always, delivering safe and efficient service for our customers.

With that, Operator, we would now like to open the call for questions.

QUESTION AND ANSWER

Operator

(Operator instructions)

Sean Meakim, JPMorgan.

Sean Meakim - JPMorgan - Analyst

Thank you and good morning. I’m just hoping to start on the valuation a little bit. It seems on our numbers you’re paying something like replacement value for the assets, perhaps on the drilling and the frac side? Can you maybe walk through the rationale for buying this [set] as opposed to building new, given where we are in the cycle? I can imagine some ideas, but I’d like to hear your thoughts on it.

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

Sean, it’s Andy. I’ll just start off by saying we’re very familiar with the assets that Seventy Seven Energy has. Just to give you a little bit more color on that, we were involved in a process back in 2013 with Chesapeake before they did their IPO. We had the opportunity to look at the assets ourselves, and spent some time doing that. And so we’ve been very familiar with the assets for years. One of the things that’s interesting to us about this is this is not a distressed situation. Yes, Seventy Seven

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Energy is working its way through a Chapter 11 process, but that distress had nothing to do with operations or the quality of the assets involved. And so when we look at Seventy Seven Energy, we see a company that has a very similar asset base to our own. There were some challenges, but we think that this merger makes sense to help overcome many of these challenges, including diversifying the customer base of Seventy Seven Energy. So that’s the way we really look at this.

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

I’d just like to add, Sean, a couple other thoughts. Yes, we can build new equipment, and yes, there’s always a question of buy or build. The way we see it, what we’re getting here is not only the assets but also the people, but in addition to the assets and the people, the assets, meaning the drilling equipment, and the pressure pumping assets, we’re also getting a significant infrastructure that Chesapeake put in place that’s an added value. Plus we’re getting a really ongoing business. And I think it’s hard for people to overlook that, it’s so easy to overlook that. That value is something that’s inherent in this. This is not — and as Andy just commented, the company wasn’t distressed. It had a distressed capital structure, and that’s really the difference.

Sean Meakim - JPMorgan - Analyst

Thank you for that, yes, that’s very helpful. And on the synergies, we were a little surprised there wasn’t more there? Can you give us a little more on how you see opportunities? Are there more things down the line we can see with respect to the supply chain? Just curious whether there could be some incremental areas to — given the complementary nature, that there could be some more savings realized and/or benefits to the topline?

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Sure. Remember that at this stage, we’ve had a chance to do significant due diligence on Seventy Seven, but we’ve certainly not been actively involved in running that company in any way whatsoever. So the answer to the question is that we put down $50 million, but said that there could be more. We think that’s a safe place to put a flag. But yes, it could be an additional amount. We’re really quite pleased. One of the backgrounds Andy Hendricks brought to Patterson-UTI was significant experience at his former company integrating acquisitions that they made, and we think that he brings to it a great skill in both evaluating the people and the assets that we acquire, as well as, in effect, putting them to work inside of the Patterson footprint in a very systematic and appropriate way. So yes, savings possible in many, many, many areas, synergies in many, many, many areas. And so the short answer is yes, could be a lot more.

Sean Meakim - JPMorgan - Analyst

Okay, fair enough. Thank you for that detail, I appreciate it.

Operator

Marshall Adkins, Raymond James.

Marshall Adkins - Raymond James & Associates, Inc. - Analyst

Morning, guys. Andy, could you comment on the condition of the frac? You gave us some numbers on working versus warm versus cold. I’d like to get a little bit more color on definitionally how you’re thinking about that, and how much it might cost to get the cold stack stuff up and running, and that type thing?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

So in the due diligence that we were able to do on their assets, we looked at their assets in pressure pumping very similar, I’ll start with pressure pumping, to the way we look at our own, where you either have active or you have stacked. And the stacked equipment has not been touched, and they’ve continued to fund their maintenance OpEx and maintenance CapEx similar to the way we have. So we anticipate very much that when it comes time for more activity in the market and the economic ability to reactivate spreads, that it’s going to be very similar to what we see in our own fleet, where you’re going to have activation costs probably in that $2 million range for the first few, moving to $3 million and maybe $4 million to reactivate. But we don’t see any significant cost in their pressure pumping fleet in terms of OpEx or CapEx. It’s going to be mostly labor. So we see it as very similar to our own, and that’s why we landed on the valuation that we did in terms of the assets. This is an ongoing business, and they run very good operations.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

In terms of the drilling rigs, very similar to the way that we stacked our fleets where they did a full inventory, they did a preservation process, and the rigs are able to easily reactivate. And you’ve seen their rig count go up, similar to our rig count going up as well.

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Yes, Marshall, I just would add that management philosophy with regard to the assets that the Seventy Seven management had and has, is been very similar to ours, which is that you don’t cannibalize your equipment during the downturn. You maintain it and you keep it in field-ready position, so that you can bring it back to the market. We think that’s very different from the way a number of our competitors have, in effect, cannibalized their equipment, and would be in a very different position in terms of bringing equipment back to the market.

Marshall Adkins - Raymond James & Associates, Inc. - Analyst

That’s probably an understatement. On sand logistics, let’s spend a minute on that because that seems to be an emerging potential bottleneck. Where do you think you all stand on the ability to get sand to location? And what does this transaction do to help you or maybe, or not, in that regard?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

I think it’s worth noting that back when we were all very busy, back in 2014, in the third quarter that year, there were several companies in pressure pumping that called out on their earnings call that they had missed revenue or missed jobs because they weren’t able to get sand to the well site on every job. We did not have to do that. We were able to get sand to the well site every job for every stage. Granted, some of it was just in time delivery, things were tight. But we never missed revenue or missed a job in 2014, and we were operating almost 1,000,000 horsepower back then. We’ve increased our horsepower by a little bit, a little over 10% since 2014 peak. But at the same time, we’ve also done more within Patterson-UTI to expand our own capabilities in terms of logistics and how we manage things. And so we feel very confident in our ability to move sand and chemicals from the mine to the various well sites that we need to do today.

With Seventy Seven Energy, they had a total of 500,000 horsepower, and they had the resources internally in their company to manage that. And when you take combination of the two, again we’re very confident in our capabilities and Seventy Seven Energy’s capabilities, and we think it’s a great combination with the two together in that respect.

Marshall Adkins - Raymond James & Associates, Inc. - Analyst

That’s great, guys. Thank you all.

Operator

Jim Wicklund, Credit Suisse.

James Wicklund - Credit Suisse - Analyst

Good morning, guys. Congratulations. Congratulations to Jerry as well. He runs and always has run a very good company so I think this is two quality organizations combining. Good job. I also think it’s excellent it’s use of your equity too, guys, so that’s pretty good. Mark, you say you’re going to issue equity to buy your way back down to a good solid balance sheet. Can you talk about what goals are in terms of debt to cap ratios, or coverage ratios, however you want to do it? And back of the envelope said this is about 50 million shares to get back to where you were before. I’m just curious to know what your goals are coming out of the downcycle? A little more leverage never hurts, but just your thoughts on all of that?

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Well, Jim, I think you’ve put together a lot of the thoughts that we have. We wanted to maintain that relatively conservative balance sheet that’s we think helped us be in a very good position throughout the long 20-plus years I’ve been involved in the company. So that is a definite goal. Taking on their debt would take us above the historic 20% debt to cap we’ve had. I think what we’ll do is evaluate that exact circumstance as we get through the regulatory process. Obviously we’re in the midst of a small upturn in the overall business, maybe even a better than small upturn. And we may take a slightly more aggressive stance on how much leverage we’re willing to accept, given where we are in the cycle. But one of the things we wanted to call out to the investors is that this didn’t represent a significant departure from the way we’ve historically run the business with the capital structure that we think has been conservative.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

James Wicklund - Credit Suisse - Analyst

Okay, that’s very helpful. My follow up if I could. Andy, in looking at the Nomac fleet over the last couple of years and the history, I’m just curious, the PeakeRigs, are those mainly upgraded rigs, or are these new rigs? Are these just taking the 1500 horsepower-plus rigs that Nomac has and going through a rigorous and extensive upgrade to the Peake level?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

So the 28 PeakeRigs and are all new builds. They have a very interesting mast and substructure design that allows various functionality including mobility on the well site, but they are brand new rigs. They’re built — outside of the mast and sub, they’re built with very similar components to that we have put on APEX rigs over the years as well. So we feel like that our technical capabilities allow us to support these rigs in combination with our own fleet, if that makes sense.

James Wicklund - Credit Suisse - Analyst

It does, it does, the commonality is one of the big positives. Okay, guys, thank you —

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

— Jim, I would also add one more thing, that the builder of these rigs is a builder that we know quite well, and the technology and design of these rigs we know quite well. We have lifted this rig design and this rig builder before Chesapeake — pardon me, before Seventy Seven started to build these rigs, and we’re quite impressed with both the design and the construction. And so we’ve known these rigs for a long time. We’ve competed against these rigs and we understand the quality of these rigs. And that’s in part what prompts us to want to make this acquisition, because of the quality of these assets.

James Wicklund - Credit Suisse - Analyst

Perfect. Okay. Thanks, guys. Congratulations.

Operator

Michael LaMotte, Guggenheim.

Michael LaMotte - Guggenheim Securities LLC - Analyst

Thanks, good morning, guys. My question on Great Plains quickly, with respect to relative value that was made earlier in the comments, I’m curious as to what kind of value you put on that business, given that you weren’t in it before? And then secondly, is this a toehold and an opportunity in another platform for growth? Or do you think that this is a business that could be divested down the road?

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

So let me start out by saying that we did not attach a great deal of value to Great Plains, although I will tell you that my initial exposure to the energy industry, into the oil services business, was spending almost — more than five years on the board of a rental tool company. So this is not the first time I’ve ever looked at this business. Whether this becomes a toehold for increased business for us is something we’re going to think about, and we haven’t made a decision about it at this point. We think it has excellent management. We think it has excellent assets. We think the business is very, very solid. And what we do with that solid business is something that we need to consider. But we’re certainly considering it as a possible third leg in the triangle.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

Michael, (inaudible) in the company had experience in the rentals business in our history, and we understand this business, and we think that business is a good place to be in a recovery. Also remember that as we’ve been discussing the assets of their drilling business and the assets of their pressure pumping business, these are also very high quality assets. And so we think they’ve done a good job with this business, and in a recovery mode, this is going to do well.

Michael LaMotte - Guggenheim Securities LLC - Analyst

All right, thanks, Mark, thanks, Andy. And if I could follow up quickly on the 12 other ACs. Andy, can you talk a little bit about their capabilities and the vintage? When they were built, et cetera?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

Yes, in terms of vintage, I don’t have the exact dates in front of me, but they are AC rigs. The PeakeRig was a very nice design, and so not all of these you would consider up to the class of the PeakeRig, but they are AC rigs with various capabilities. Some may need some upgrades to be competitive the market, while others are very competitive today. But we consider all these rigs high-spec rigs.

Michael LaMotte - Guggenheim Securities LLC - Analyst

Okay, great. Thanks and congratulations.

Operator

Waqar Syed, Goldman Sachs.

Waqar Syed - Goldman Sachs - Analyst

Thank you for taking my question. Andy, Seventy Seven had high exposure to one single customer. Have you approached them and talked to them and do you think once those assets change hands, you’ll be able to retain that customer? And secondly, could you talk about the contract expiration schedule for the drilling rigs? I know they have a decent amount of backlog on the drilling rig side?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

So first off, before the press release came out, we were very cautious to talk to anybody to make sure that we were able to get everything done that we needed to do between the two companies, and it certainly wasn’t quite appropriate to talk to their primary customer. We do plan to do that. But that customer was also been one of our customers historically, as well, on the drilling site. So we certainly know that customer. We’ve had good experience with that customer. And I do believe that we’ll be able to retain that customer’s work. They’ve been a great customer for us in the past as well. In terms of backlog on the rigs, we just don’t have that information with us right now, but we’ll be able to share that at a future date.

Waqar Syed - Goldman Sachs - Analyst

Okay. Thank you very much.

Operator

Matthew Marietta, Stephens Incorporated.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Matthew Marietta - Stephens Inc. - Analyst

Thank you. Thanks a lot and congrats on the deal. I think the financing here makes a ton of sense, using the stock, to echo an earlier comment. First I just wanted to see if we can get an update on the quarter? I think your guidance of 15% growth in pressure pumping, and gross margins of 6%. A few months behind us, any chance of an update there to keep us all in line?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

I think the best way for me to answer that question is just to say we gave projections on our drilling activity, and you see on our website on a daily basis that our rig count continues to move up in line with the projections that we gave you. And I’ll just speak in general on the industry that pressure pumping activity follows drilling activity.

Matthew Marietta - Stephens Inc. - Analyst

Got it, okay. And then I wanted to dig in a little bit more into the Seventy Seven Energy frac assets. Before they went to their restructuring process, they discussed plenty of times so they could double their frac horsepower, given their infrastructure. So I wanted to get a little bit more elaboration on that infrastructure. Is there any overlap with Patterson’s existing footprint, whether that’s transload, blending, distribution facilities? And maybe help us walk through how that infrastructure can complement or compete against where Patterson is currently?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

I think the best way to describe the facilities that Seventy Seven Energy has is they are fantastic facilities. If you see them, you’ll be amazed at the size, the cleanliness, the organization, and the potential capability out of these facilities. If you look at pressure pumping, where they have the majority of their horsepower currently in Oklahoma in very large facilities there, it becomes complementary because that’s a new basin for us. We also have very good facilities and locations in premium places around Permian, around South Texas, around Appalachia, so we really see that there’s a complementary situation in terms of facilities. Yes, it could be some rationalization of some smaller facilities that neither of us use as much anymore, but in general we see this as very complementary in terms of facilities, not only in terms of maintenance facilities but also in pressure pumping in terms of rail spur, transload, offloading, those types of logistical facilities as well.

Matthew Marietta - Stephens Inc. - Analyst

Got it. So some of that may be part of the synergies, just not a whole lot?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

Absolutely part of the synergies to make them complementary. And between the two companies, we can certainly provide more work than what we currently do out of the combined facilities.

Matthew Marietta - Stephens Inc. - Analyst

Got it. And then finally out of me, just to clarify on the contract questions, are there any terms within the contracts that would allow Seventy Seven’s very large customer here, obviously Chesapeake, to terminate any of the contracts in the event of a merger or acquisition? Has that been scrubbed? What’s the risk there, if there is any?

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

I think we’d prefer not to comment on particular customers. It’s a better policy today on the call to not get into customer discussions. So we’ll pass on that question. But let’s just say that we’ve done full due diligence and feel good about what we’re doing.

Matthew Marietta - Stephens Inc. - Analyst

Good enough.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

And as I said before, this primary customer has been a customer for Patterson-UTI as well, and we know this customer. And so we expect to continue to provide great service quality for this customer going forward.

Matthew Marietta - Stephens Inc. - Analyst

Got it. Well congrats again and thank you.

Operator

(Operator instructions)

Ole (inaudible), Morgan Stanley.

Ole Slorer - Morgan Stanley - Analyst

Thank you very much. That was a good one. Yes, congratulations. It seems like the deal makes a ton of financial and operational sense. I wonder whether you could give us a feel for what the utilization — you mentioned the utilization on the land rigs, but what is the pressure pumping utilization across the two companies right now? If we just look at what’s ready to go in the field, how many [white days] are there left can get filled in on either side? And how much the capacity’s kept on the sideline for reactivation when the market tightens further?

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Before Andy answers the question, Ole, I just want to pronounce your name correctly: Ole Slorer. (Laughter)

Ole Slorer - Morgan Stanley - Analyst

Thank you.

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

Ole, at this point and where we are this process, having just signed the merger agreement, we’re going to have to defer that level of questioning over to Seventy Seven Energy. We’re just not at a point where we can answer that question, but certainly I’m sure they’d be willing to help you out with some of that information. But as I’ve said before, we’re very impressed with the quality of how they’ve maintained and kept up and preserved and stacked their equipment. And we think highly of the assets that they have.

Along with that, I’m just going to mention as well, they have a lot of great people at Seventy Seven Energy. And we only got to meet a few of them. We look forward, at the point in the process where we can meet more of their people, but we know operationally that they provide good work today. And so we’ve been competing against them, and we look forward to joining forces in the future.

Ole Slorer - Morgan Stanley - Analyst

I think that’s a valid point. I agree that when you look at the numbers, it appears that you are paying replacement costs for the higher quality assets, but hearing everywhere at the same time that people are starting to become an issue again. So you’re getting transload facilities and you’re getting good operational capacity at the software side at the same time. So how should we should we think about the — we’re moving into a market now where clearly things now are normalizing at a very rapid clip. So as they do, how should we think about Patterson’s earnings capacity, cycle over cycle, in a normalized environment? Is it flat because you’re issuing shares at replacement cost? That sounds conservative, so is it a 10% to 15% accretion? How do you think about that at this very high level?

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

Ole, I think we’re going to be hesitant to start to put forward projections. As you know, because of the need for shareholders’ approval, we’re going to be issuing an S-4 registration statement so that our shareholders and the Seventy Seven shareholders can vote to approve the transaction. In that will be projections, and so obviously, given that fact, I’m hesitant to start to put forward projections on today’s call.

The thing that I want to come back to is that we have been typically perceived as one of the top three land drillers, and this clearly solidifies our position in that area. In terms of pressure pumping, it clearly makes us among the top five, if not ranked higher. And we think that scale will matter going forward. And so that increased scale in both businesses we think is something that is highly desirable, and will be something that will really help the company going forward.

Ole Slorer - Morgan Stanley - Analyst

Yes, and I would agree with that. I get to a 10% to 15% accretion on the back of an envelope. But I look forward to getting more color on that, Mark. Thank you.

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Understood.

Operator

Dan Boyd, BMO Capital Markets.

Dan Boyd - BMO Capital Markets - Analyst

Thanks, guys. Pretty big gap in the pressure pumping margins between the two companies. Can you provide a little more color on what you would attribute the difference? Is it primarily price? Or is it just going to be the operating structure and their lack of scale?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

That’s again one of those questions we’ll have to defer over to Seventy Seven Energy at the point we are in the process. But I will like to add to that that we’ve talked about the fact that they have a primary customer, and I believe strongly that we can help them diversify that customer base in that area. But again I have to refer that first question back to them.

Dan Boyd - BMO Capital Markets - Analyst

Okay. And then I just wanted to clarify something. I understand that both companies have the capabilities of delivering sand and handling all the logistics, but specifically, did you or through this transaction will you gain infrastructure assets, whether it’s transloading facilities or railcars in any of the basins?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

Yes. We’re going to gain large facilities with significant transload capabilities in two main basins.

Dan Boyd - BMO Capital Markets - Analyst

Okay, thanks, I’ll turn it over.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Operator

Brad Handler, Jefferies.

Brad Handler - Jefferies LLC - Analyst

Hello, thanks. I guess I can maybe anticipate the answer to my question, but I think it’s worth highlighting it anyway and hopefully you can speak to it. You’d be acquiring Seventy Seven at an interesting point in that relationship with its large customer. For example as I understand it, there’s a very large bank — well, I actually don’t how large it is, and maybe that’s really the question, but there was a bank of frac stages that needed to be done to fulfill the obligation by mid 2017, and there was some financial nugget that would be relevant as of the second half of 2017. Can you speak to that at all? I imagine you are aware of it. And if you can speak to how much of that commitment may be outstanding, or the process of how that might be resolved? Please.

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

We’ve done due diligence in terms of looking at contracts and discussing operational projections with Seventy Seven Energy, and we’re comfortable with what they have in their projections. But in terms of that level of detail, at this point in the process I’d have to defer that question back to Seventy Seven Energy.

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Brad, I just would give you one further thought that the pressure pumping contract they have with their large customer ends at the end of June of next year. We’re very much aware of that contract and of the terms of that contract, and very comfortable with what those terms and what that provides. Obviously we operate a fleet in pressure pumping roughly twice as large as theirs, and so we’re pretty comfortable at understanding the demands for this service, what they’re likely to be. And frankly we’ve always thought that being in the drilling business gave us a interesting picture, kind of a first look of what’s actually happening and likely to happen in pressure pumping, because obviously the rig activity often precedes the fracking activity.

Dan Boyd - BMO Capital Markets - Analyst

Sure, sure, sure, no, obviously you’ve established your liking of both. Okay, I understand. I think that’s it for me. I’ll turn it back, thank you.

Operator

Andrew Storm, Cortina.

Andrew Storm - Cortina Asset Management - Analyst

Hey guys, thank you. So as Seventy Seven shareholders, we’re happy to see the deal, though we really thought we’d get a better price. But I guess that’s your gain, looking at the CapEx. So out of curiosity, I think when the oilfield started to really go down in terms of spending, everyone thought you’d be able to buy of assets for really cheap. You can buy things for 50% replacement value, et cetera. Looking at this deal, is this a sign that that’s just not going to happen? That there really is no big discount?

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

I think there are different kinds of assets priced at different kinds of prices. If you’re going to buy extremely distressed assets that have not been well maintained, you’re going to buy them at a significant discount to replacement cost. But if you’re going to buy high quality assets with a high quality organization, high quality people, and high quality facilities, that’s an ongoing business, you’re not going to necessarily pick it up for distressed prices.

Andrew Storm - Cortina Asset Management - Analyst

Got you, okay. Do you see an active market, or was this just a one off, a unique opportunity, given the diligence you had done in the past?

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Virtually every conference call that Patterson-UTI has had that I’ve been involved in for the last 20 years, we’ve been asked about the opportunity set that we see out there. And we’ve continue to say, look, we’ve always looked at lots of opportunities, and the truth is that you have very few opportunities that you really, really, really like. This one is one which we really, really like. I would point out to the analysts and those who are on the call that we haven’t acquired rigs for a number of years. Instead we’ve been in the building of rigs. And this transaction represents a purchase of rigs, in part because we so value and so respect the quality of the rigs that are in the Seventy Seven fleet. You can buy lots of assets at cheap prices, but you can’t necessarily buy great assets at cheap prices.

Andrew Storm - Cortina Asset Management - Analyst

That makes sense, great. Well we look forward rolling into your [sun]. Thank you.

Operator

Andrew Cosgrove, Bloomberg Intel.

Andrew Cosgrove - Bloomberg Intelligence - Analyst

— question. I was just curious on the SCR rigs, if there were any, or if you guys have thought about potentially upgrading those at any point in time, potentially leveraging the Warrior technology acquisition to potentially AC or maybe what those kind of rigs look like? And your take on whether or not that they have a place in this market, or if they do need upgrades to compete?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

So these assets in terms of the SCR rigs are very good SCR rigs. They of a time period that’s fairly recent in terms of the buildout of SCR rigs, so they are of the newer design class. Many of these rigs are already pad-capable, so some of these rigs could compete even with some of the AC rigs that may have been built a few years ago. So we see that even though we’re not necessarily including the SCRs in the description of high-spec in this particular case, many of these rigs are already very competitive in the market and we expect these rigs to do well in a recovery.

Andrew Cosgrove - Bloomberg Intelligence - Analyst

Great. Thanks. And I was just curious if, can you upgrade any SCR rigs, or have you ever thought of upgrading them to an AC top drive, or is that not really in the realm of possibilities?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

Many of these SCR rigs do have AC top drives but we don’t necessarily refer to them as AC rigs. We consider it more of an AC rig when you have an AC draw works and probably AC traction motors on the pumps as well. And getting into that level of upgrade is a reasonably high piece of capital at that point, and it’s not always required.

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Although we know some people will consider it an AC rig just because it has an AC top drive. For us, that’s not enough to call it an AC rig.

Andrew Cosgrove - Bloomberg Intelligence - Analyst

Okay, fair enough. Thank you very much.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Operator

Jason Wangler, Wunderlich.

Jason Wangler - Wunderlich Securities, Inc. - Analyst

Good morning, guys. Just had one on the pressure pumping side. Obviously you’re going to be able to add the mid-continent area geographically. Are there other areas that you’d be looking at, given how big your fleet has gotten? Or are you pretty much still going to stick with the historical, staying big in the area that you’re focused on?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

We’re very pleased to be adding the mid-continent into our pressure pumping geographical footprint, but our focus is really about trying to maintain scale in the regions that we work in. Having scale is what allows you to drive efficiencies, especially in pressure pumping with all the sand and chemicals that you need to procure and transport and move, and there’s a lot of logistics associated with that. So again, our focus is to maintain scale in the regions that we work in.

Jason Wangler - Wunderlich Securities, Inc. - Analyst

Great. Thank you, I’ll turn it back.

Operator

Chase Mulvehill, Wolfe Research.

Chase Mulvehill - Wolfe Research - Analyst

Hey, thanks for squeezing me in here. First, I’ve got a few questions, so the first one, what’s the timing of the $50 million of synergies?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

In terms of how synergies work out, we’re talking about a potential closing at the end of the first quarter, which means that we can start working on the synergies together in the second quarter, which could have us on a run rate for seeing the full benefit, or the majority of the benefit of the synergies by the fourth quarter 2017, if we can stay on that type of schedule. So we would be seeing the majority of the synergies towards the end of 2017. But we think as we move forward into 2018, there will still be some synergies to be found.

Chase Mulvehill - Wolfe Research - Analyst

Okay. And as we think about CapEx for the Seventy Seven business into 2017, can you help us frame how we should be thinking about CapEx?

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

I think that the answer to the CapEx question we’d like to defer. Frankly, Patterson fixes its capital budget at this time of the year. We have not done so yet owing to the merger that we have just obviously announced today. And so since we haven’t done our CapEx budget, and we have not discussed with them their CapEx budget yet, and since obviously both companies will want to fix their own CapEx budgets independently at this time, I’d like to defer on that one for now. (Multiple speakers)

Can I just to say one more thing, though, that I think is really critically important? If you look in the industry, at spending by company, you will see that Patterson-UTI and Seventy Seven stand out as having made major reinvestments in their rig and pressure pumping fleets over the past five years, and you can pick them, five years is arbitrary, you can pick other periods of time as well. But we’ve made, both of us, significant investments, both of us. And it really stands out if you compare us to others in the industry, about how much we have spent as compared to some of our competitors. And so that spending, historically, really puts us in a very, very strong position going forward, and really helps us to think very carefully about how much we need to spend going forward.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Chase Mulvehill - Wolfe Research - Analyst

Okay. And then on the SCR rig side of the business for Seventy Seven, how many of those SCR rigs have worked in 2016?

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

I don’t think we have that information in front of us at this moment.

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

We’ll have defer that for you to ask Seventy Seven Energy.

Chase Mulvehill - Wolfe Research - Analyst

Okay, all right. And then when we think about, if you get to the point where you’re thinking about building new rigs, how will you think about building PeakeRigs versus APEX rigs?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

Well, today in the market, we’re certainly not in an economic position to build new rigs. Pricing, day rates, is not going to allow us to get to a term contract level that we’d like, and so we’re just not in those discussions with customers. But at the point that we may get to that discussion sometime in the future in a recovery, we’re certainly going to evaluate and decide what is the best technology and we’ll work with our customer to decide which particular rig they want. But we’ll have that flexibility going forward.

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

I would also just add that we’re a company that’s always thinking about engineering and about rigs and about what the rig of the future should look like. And it may be that the rig of the future is something past our, either the current versions of our rigs.

Chase Mulvehill - Wolfe Research - Analyst

Right. Okay. That’s very helpful. And when we think about new builds, I know it’s too early, but we’re — still the intention is to build only with under contract?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

Historically we’ve only built rigs when we’ve had term contracts at acceptable day rates for acceptable returns.

Chase Mulvehill - Wolfe Research - Analyst

Okay. Last one, sorry. And so you mentioned about issuing additional equity to, as you pay off the debt for Seventy Seven Energy. Could you talk about the timing of that? I think in the press release you said at closing. Is that correct? You wouldn’t do it before closing, right?

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Correct. Wait a second, wait a second, I’m concerned that we would repay the debt of Seventy Seven at closing.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Chase Mulvehill - Wolfe Research - Analyst

Right, the question was would you issue equity ahead of the (multiple speakers)

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Oh, sorry, sorry, sorry, sorry. The answer is perhaps.

Chase Mulvehill - Wolfe Research - Analyst

Okay. All right.

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

I thought the question was pay debt.

Chase Mulvehill - Wolfe Research - Analyst

Yes, yes, obviously you can’t do that until you close the deal. So all right, that’s all I had and thanks for letting me squeeze all those questions in.

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

No problem. Thanks.

Operator

Vaibhav Vaishnav, Cowen.

Vaibhav Vaishnav - Cowen and Company - Analyst

Hey, guys, congratulations on the deal. Just one question from me. How does this deal impact the deferred tax liability, if any?

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

We’ll turn that to John Vollmer.

John Vollmer - Patterson-UTI Energy Inc. - SVP - Corporate Development, CFO & Treasurer

We’ll have to close the transaction, complete all the purchase accounting before I have that answer.

Vaibhav Vaishnav - Cowen and Company - Analyst

All right. Thank you. That’s all for me.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Operator

Matthew Marietta, Stephens Inc.

Matthew Marietta - Stephens Inc. - Analyst

Thanks a lot for getting me back in here. I wanted to just clarify on the Warrior acquisition in your current installed base of top drives. Just to clarify, are you guys looking to replace your installed base of top drives? If so, what would it cost and by when? If not, do you intend to operate rigs with different top drives going forward and do it over time? Or maybe help us understand the process there in installing the Warrior top drive into your current rig design, and now the Seventy Seven rig design?

Andy Hendricks - Patterson-UTI Energy Inc. - President & CEO

So we don’t have any plans to do a wholesale conversion of our existing fleet to the new Warrior top drive, but it’s one of the opportunities that we see going forward where on some particular projects, we’re going to have customers that either, because of the longer lateral or larger diameter drill pipe, they may require higher torque top drive. And so we want to have that ability within our fleet to do that, when a customer has that particular technical need. When the market allows us to start building rigs at some point again, then we would be building the new rigs with the Warrior top drive. But we don’t took foresee ourselves with any type of capital budget that calls for any kind of wholesale change-out of top drives in the fleet.

Matthew Marietta - Stephens Inc. - Analyst

Got it. Thank you.

Operator

Thank you. I’m showing no further questions at this time. I would now like to hand the call back to Mr. Mark Siegel for closing remarks.

Mark Siegel - Patterson-UTI Energy Inc. - Chairman

Thank you, Amanda. We are very pleased that everyone has been able to join us. We look forward to speaking to you when we report fourth quarter earnings in early February. And with that we’ll close the call now. We thank everyone for their participation.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the program. You may now disconnect.

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DECEMBER 13, 2016 / 04:00PM GMT, PTEN - Patterson-UTI Energy and Seventy Seven Energy Merger Conference Call

Important Information for Investors and Stockholders

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transaction will be submitted to the stockholders of each of Patterson-UTI Energy, Inc. (“Patterson-UTI”) and Seventy Seven Energy Inc. (“SSE”) for their consideration. Patterson-UTI will prepare and file a Registration Statement on Form S-4 that will include a prospectus and proxy statement jointly prepared by Patterson-UTI and SSE. SSE and Patterson-UTI may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about SSE and Patterson-UTI once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com under the tab “Investors” and then through the link titled “SEC Filings” or by contacting Patterson-UTI’s Investor Relations Department by email at investrelations@patenergy.com, or by phone at (281) 765-7100. Copies of the documents filed with the SEC by SSE will be available free of charge on SSE’s website at www.77nrg.com under the tab “Investors” and then through the link titled “SEC Filings” or by contacting SSE’s Investor Relations Department at IR@77nrg.com, or by phone at (405) 608-7730.

Participants in the Solicitation

Patterson-UTI, SSE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Patterson-UTI in connection with the proposed transaction. Information about the directors and executive officers of Patterson-UTI is set forth in the Proxy Statement on Schedule 14A for Patterson-UTI’s 2015 annual meeting of stockholders, which was filed with the SEC on April 15, 2016. Information about the directors and executive officers of SSE is set forth in the 2015 Annual Report on Form 10-K/A for SSE, which was filed with the SEC on April 29, 2016 and the Current Report on Form 8-K for SSE, which was filed with the SEC on August 1, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This transcript contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s and SSE’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this transcript that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, costs and other anticipated financial impacts of the proposed transaction; the combined company’s plans, objectives, future opportunities for the combined company and services, future financial performance and operating results and any other statements regarding Patterson-UTI’s and SSE’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s or SSE’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Patterson-UTI’s or SSE’s stockholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Patterson-UTI and SSE; the effects of the business combination of Patterson-UTI and SSE following the consummation of the proposed transaction, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; expected synergies and other benefits from the proposed transaction and the ability of Patterson-UTI to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for Patterson-UTI’s and SSE’s services and their associated effect on rates, utilization, margins and planned capital expenditures; global economic conditions; excess availability of land drilling rigs and pressure pumping equipment, including as a result of low commodity prices, reactivation or construction; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation; and ability to retain management and field personnel.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI’s and SSE’s SEC filings. Patterson-UTI’s filings may be obtained by contacting Patterson-UTI or the SEC or through Patterson-UTI’s web site at http://www.patenergy.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov. SSE’s filings may be obtained by contacting SSE or the SEC or through SSE’s web site at www.77nrg.com or through EDGAR at http://www.sec.gov. Patterson-UTI and SSE undertake no obligation to publicly update or revise any forward-looking statement.

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